Via Facsimile and U.S. Mail
Mail Stop 6010

August 21, 2006

Mr. Richard C. Henriques, Jr.
Vice President, Controller and Principal Accounting Officer
Merck & Co., Inc.
One Merck Drive
Whitehouse Station, NJ 08889-0100

Re: Merck & Co., Inc.
Form 10-K for the year ended December 31, 2005
Filed on March 13, 2006
File No. 001-03305

Dear Mr. Henriques:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Exhibit 13

Consolidated Statement of Income, page 39

1. Please tell us how your presentation of "equity income from affiliates" within Income from Continuing Operations Before Taxes complies with Rule 5.03(b) of Regulation S-X.

Notes to Consolidated Financial Statements

Note 2. Summary of Accounting Policies

Legal Defense Costs, page 44

2. We noted that you accrue legal defense costs expected to be incurred when these costs are probable and reasonably estimable. Based upon your disclosures elsewhere in your filing, it is clear that you have accrued these legal costs related to the outstanding Vioxx litigation, yet unclear whether you have accrued any legal costs for any other loss contingencies. In addition it appears that your first disclosures regarding this accounting policy occurred within your 2004 Form 10-K which was the year you voluntarily recalled Vioxx. Please confirm to us that you have accrued all legal defense costs which are probable and reasonably estimable for all outstanding loss contingencies. For all loss contingencies, for which you have not accrued legal defense costs, please tell us why the legal costs associated with the loss contingencies are not probable or reasonably estimable. In addition, please tell us when you adopted this accounting policy and provide to us management's assessment as to whether this was a change in accounting principle in accordance with APB 20 and whether a preferability letter was required to be filed in accordance with Item 601(b)(18) of Regulation S-K.

Form 10-Q for the six month period ended June 30, 2006

Notes to Consolidated Financial Statements

3. Please provide to us, in disclosure type format, the following information regarding your application of the SEC Interpretation *Commission Guidance Regarding Accounting for Sales of Vaccines and BioTerror Countermeasures to the Federal Government for Placement in the Pediatric Vaccine Stockpile or the Strategic Nation Stockpile* or tell us why this information should not be disclosed within your second quarter Form 10-Q:
    a) Material terms and conditions of contracts, including all fees received, description of each enumerated vaccine product that you sell to the vaccine stockpiles, and any continuing involvement with the stockpiles;
    b) Market value of inventory available to be rotated out of vaccine stockpiles and of sales to third parties that were filled from vaccine stockpiles; and
    c) Product quantities and related product sales revenue for enumerated vaccines actually delivered from stockpiles to the CDC or other parties.

Please respond to these comments within 10 business days of the date of this letter or tell us when you will provide us with a response .You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Kevin Woody, Branch Chief at (202) 551-3629 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant